                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                            STOCKWALK.COM GROUP, INC.
                            f/k/a NM Holdings, Inc.
                          f/k/a Nutrition Medical, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.04 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  86149C 10 4
           --------------------------------------------------------
                                 (CUSIP Number)

                             Philip T. Colton, Esq
                               Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                               801 Nicollet Mall
                             Minneapolis MN 55402
                                (612) 904-7400
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 7, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 3 Pages

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CUSIP No.                             13D                     Page 2 of 3 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                Stanley D. Rahm
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,792,375
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,792,375
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                  1,792,375
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                     9.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                              Page 3 of 3 Pages

ITEM 1.  SECURITY AND ISSUER

     This filing relates to the Common Stock, par value $.04 ("Common-Stock") of Stockwalk.com Group, Inc. (the "Issuer"), f/k/a NM Holdings, Inc., f/k/a Nutrition Medical, Inc. The Issuer's executive offices are located at 5500 Wayzata Blvd., Suite 800 Minneapolis MN 55416.

ITEM 2.  IDENTITY AND BACKGROUND

     The Holder is an officer and director of the Issuer. Prior the consummation of the transaction described in Item 4, the Holder was an officer and director of MJK Holdings, Inc., the parent company of Miller, Johnson and Kuehn, Incorporated, a registered broker-dealer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     The Holder acquired the shares disclosed in this filing on July 7, 1999, upon consummation of the Agreement and Plan of Reorganization ("Agreement") calling for MJK Holdings, Inc. to merge into a subsidiary of the Issuer. The Holder received the shares of stock of the Issuer in exchange for his shares of stock in MJK Holdings, Inc., and paid no additional consideration for the shares. The Holder, along with the other former principals of MJK Holdings, Inc. exercises considerable control over the Issuer and is an officer and director of the Issuer.

     The Agreement and related transactions are described in the proxy statement of the Issuer, filed with the Securities and Exchange Commission via EDGAR by NM Holdings, Inc. on June 14, 1999.

     The Holder does not have any plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Holder owns 1,784,473 shares of Common Stock and warrants to acquire 7,902 shares of Common Stock. The shares were acquired on July 7, 1999, in the transaction described in Item 4. The Holder beneficially owns approximately 9.3% of the Issuer's outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 16, 1999
                                       ----------------------------------------
                                       (Date)
                                                  /s/ Stanley D. Rahm
                                       ----------------------------------------
                                       (Signature)

                                                    Stanley D. Rahm
                                       ----------------------------------------
                                       (Name/Title)